Bulldog Investors General Partnership,
60 Heritage Drive,
Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150 //
pgoldstein@bulldoginvestors.com

			May 19, 2009


Mr. Brion R. Thompson
Senior Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Insured Municipal Income Fund Inc. (the "Fund")

Dear Mr. Thompson:

We are responding to your comments about the PREC14A filing we made on April 29, 2009.

We are filing an amended preliminary proxy statement and form of proxy that incorporates information contained in management's PRE 14A filing made on May 15, 2009. In addition, please note the following:

..	We do not intend to send our definitive proxy material until management has filed its definitive proxy material. If we change our mind, we will advise you before we do so.

..	We provided the additional information you asked for about the
        Massachusetts litigation.

..	We included the nature of the businesses with which our nominees are affiliated.

Finally, we acknowledge that the staff takes the position that we may not use its comments in a defense of an enforcement action. However we respectfully decline to waive our right to do so because that might compromise our ability to present a zealous defense.

If you have any further questions or comments, please call me at 914-747-5262.

        					Very truly yours,


						Phillip Goldstein
						Managing Member
						Kimball & Winthrop, Inc.
							General Partner